

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Wenxiu Zhong
Chief Executive Officer
Baosheng Media Group Holdings Ltd
Room 901, Block B
Jinqiu International Building, No. 6 Zhichun Road
Haidian District, Beijing, China

> **Re: Baosheng Media Group Holdings Ltd**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed August 31, 2020**
> **File No. 333-239800**

Dear Ms. Zhong:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2020 letter.

Amendment No. 2 to Registration Statement on Form F-1 Filed August 31, 2020

Exhibit 8.1

1. We note Sections C.4 and C.5 of the opinion. Please revise these paragraphs to clarify that the referenced statements in the prospectus are the opinions of counsel, rather than "true and accurate" descriptions or summaries. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. In addition, please revise the limitation on reliance in the last paragraph. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li